UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 1-10284

A. Full title of the plan and the address of the plan, if different  from that of the issuer named below:

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust
c/o Allied Irish Bank
450 Park Avenue
New York, New York 10022

B: Name of issuer of the securities held  pursuant to the plan and the address of its principal executive office:

Allied Irish Banks, p.l.c.
Bankcentre
Ballsbridge
Dublin 4, Ireland

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust

Date: June 29, 2006	By:	/s/ David P Caulfield
David P. Caulfield
Member, AIB U.S. Pension Committee

INDEX OF EXHIBITS

Exhibit No.	Description	Reference
23.1	Consent of KPMG	Filed herewith

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005

* Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Pension Committee of
The Allied Irish Bank Capital Accumulation Retirement Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the years then ended, in conformity with the U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York

June 28, 2006

/s/ KPMG

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value (note 3):
American Depository Receipts of Allied Irish Banks, p.l.c.	$688,991	$1,537,051
Common collective trust funds	4,787,010	—
Mutual funds	11,678,279	6,288,883
Cash and cash equivalents	—	17,323,998
Participant loans	241,001	449,957
Total investments	17,395,281	25,599,889
Receivables:
Employer contributions	—	133,865
Total receivables	—	133,865
Net assets available for plan benefits	$17,395,281	$25,733,754

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment (note 3)	$813,788	$1,405,687
Interest	28,712	42,856
Dividends	621,407	629,335
Total investment income	1,463,907	2,077,878
Contributions:
Employer contributions	1,212,007	1,511,454
Participant contributions	2,905,700	2,792,773
Total contributions	4,117,707	4,304,227
Total additions	5,581,614	6,382,105
Deductions from net assets attributed to:
Benefits paid to participants	1,437,267	2,829,962
Administrative expenses	1,325	925
Total deductions	1,438,592	2,830,887
Net increase before transfer	4,143,022	3,551,218
Transfer to Community Counseling Service Co. LLC 401(k) Plan (note 1)	(12,481,495)	—
Net assets available for plan benefits at:
Beginning of year	25,733,754	22,182,536
End of year	$17,395,281	$25,733,754

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Description of the Plan

The following brief description of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on January 24, 2003 as a spin-off from the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust (Allfirst Plan). The Plan is a defined contribution plan covering employees of Allied Irish Bank (the Bank), a subsidiary of Allied Irish Banks, p.l.c. (the Plan Sponsor) and that has covered certain of its affiliates located in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective August 31, 2005, Community Counseling Service (CCS), an affiliate of the Bank was sold. The sale of CSS resulted in a decrease of the Plan assets in the amount of $12,481,495. As of September 1, 2005, CSS ceased being a participating employer in the Plan, and the Bank became the sole employer participating in the Plan.

Eligibility

Employees of the Bank are immediately eligible to participate in the Plan upon completing or are scheduled to complete at least 1,000 hours of service during the twelve-month period beginning on the date of hire or during any Plan Year (January 1st through December 31st) that begins after the date of hire.

Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 40% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code (generally $14,000 and $13,000 for 2005 and 2004, respectively). The Bank will make matching contributions to the Plan on behalf of each participant which are based on his or her contributions at a rate of 100% for the first 3% of compensation contributed, and 50% of the next 3%. Eligible compensation is limited to base salary, overtime and bonus.

Investment Options

Effective January 1, 2005, the Plan changed its custodian from M&T Bank to T. Rowe Price. During 2005, participants may have directed contributions and the balance accumulated in their accounts among the following investment options:

T. Rowe Price Retirement 2040 Fund — This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2005.

T. Rowe Price Retirement 2035 Fund — This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2005.

T. Rowe Price Retirement 2030 Fund — This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2005.

T. Rowe Price Retirement 2025 Fund — This fund invests in a diversified portfolio consisting of about 82% stocks and 18% bonds as of December 31, 2005.

T. Rowe Price Retirement 2020 Fund — This fund invests in a diversified portfolio consisting of 75% stocks and 25% bonds as of December 31, 2005.

T. Rowe Price Retirement 2015 Fund — This fund invests in a diversified portfolio consisting of about 70% stocks and 30% bonds as of December 31, 2005.

T. Rowe Price Retirement 2010 Fund — This fund invests in a diversified portfolio consisting of 63% stocks and 37% bonds as of December 31, 2005.

T. Rowe Price Retirement 2005 Fund — This fund invests in a diversified portfolio consisting of about 55% stocks and 45% bonds as of December 31, 2005.

T. Rowe Price Retirement Income Fund — This fund seeks the highest total return over time by emphasizing both capital growth and income. It invests in a diversified portfolio consisting of about 60% bonds and 40% stocks.

Allied Irish Bank, plc. Stock Fund — This fund invests primarily in shares of the ADR’s of Allied Irish Bank, p.l.c., the ultimate parent of the Bank.

Artisan Mid Cap Fund — This fund seeks maximum long-term capital growth.

Harbor International Fund — This fund seeks long-term total return, principally from growth of capital. The fund primarily invests in equity securities of foreign companies, including those in emerging market countries. Companies in the fund’s portfolio generally have market capitalizations in excess of $1 billion.

Lord Abbett Mid-Cap Value Fund — This fund invests in mid-sized companies. The fund utilized a bottom-up stock analysis approach to create a portfolio of 60-80 stocks between $500 million and $10 billion in market capitalization, which have the potential to produce superior investment returns over a 12- to 18-month time frame.

Royce Micro-Cap Fund — This fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in the equities of micro-cap companies. It may invest the balance of assets in securities issued by larger companies and/or in nonconvertible preferred stocks and debt securities. At least 65% of these securities are issued by companies that have market capitalization of less than $400 million at the time of investment.

T. Rowe Price Equity Index Trust — This trust seeks long-term growth. To the extent practical, it invests in the 500 stocks that make up the S&P 500® index. This trust may be more volatile than a fund that can move in and out of the stock market in reaction to market conditions.

T. Rowe Price Extended Equity Market Index Fund — This fund seeks to match the total return of U.S. stocks not included in the S&P 500 Index. It invests in the small and medium-sized stocks that make up the Dow Jones Wilshire 4500 Completion Index. This fund involves more risk than a fund investing primarily in large, established companies. It may also be more volatile than a fund that can move in and out of the stock market in reaction to market conditions. This fund will impose a redemption fee of 0.5% on shares held for 90 days or less.

T. Rowe Price Growth Stock Fund — This fund seeks long-term growth by investing primarily in well-established growth companies. It may be more volatile than a fund that invests in undervalued stocks. Some of its investments are overseas, so it is subject to the risks of international investing, including currency fluctuation.

T. Rowe Price Small-Cap Stock Fund — This fund seeks high long-term growth by investing in small companies.

Vanguard Windsor II Fund — This fund seeks long-term growth of capital and current income is a secondary consideration. The fund invests primarily in undervalued stocks of medium and large companies, characterized by above-average dividend yields and below-average price/earnings ratios relative to the stock market.

PIMCO Total Return Fund — This fund seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The fund may invest up to 10% of assets in high-yield securities rated B or higher.

T. Rowe Price Stable Value Fund — This trust seeks to preserve your principal investment and offers competitive income consistent with the preservation of principal. It invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc., the adviser to the trust’s sponsor, T. Rowe Price Trust Company.

Participants Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s (matching) contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their accrued benefits in all accounts, including employer matching accounts, and such accrued benefits are nonforfeitable at all times unless the employer matching contributions were made under the Allfirst Plan prior to January 1, 2002. In that case, employer matching contributions become vested and nonforfeitable as follows:

Vested
Years of service	percentage
Less than 2 years	0%
2 years	100%

Forfeited Accounts

At December 31, 2005 and 2004 forfeited nonvested accounts totaled $-0- and $26,802, respectively. Forfeited nonvested accounts were used to reduce employer contributions.

Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance limited by the highest loan balance in the last 12 months. Any loan must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period more than five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate determined at the time of borrowing and fixed for the life of the loan.

Payment of Benefits

Benefit payments begin at the participant’s election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

(2)                     Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

ADR’s of Allied Irish Banks, p.l.c. common stock are valued using quoted market prices. Investments in common collective trust funds and mutual funds are shown at the Plan’s proportionate share of the fair value of such funds. Shares of the common collective trust funds are valued at the net asset value as reported by the sponsor of the funds. Shares of mutual funds are valued at quoted market price. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

Administrative Expenses

All administrative expenses of the Plan are paid by the Bank, except expenses directly related to the management of each fund (such as investment management fees, commissions, and other transaction costs) which are charged against the assets of the total applicable fund to which such expenses directly relate.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	2005		2004
Mutual Funds:
Harbor International Fund	$2,311,915		$2,378,107
T. Rowe Price Growth Stock Fund	1,153,878		—
T. Rowe Price Retirement 2010 Fund	1,218,419		—
T. Rowe Price Retirement 2030 Fund	1,183,430		—
T. Rowe Price Small-Cap Stock Fund	1,454,139		—
Vanguard Windsor II Fund	2,293,298		3,910,776

Common Collective Trust Funds:
T. Rowe Price Equity Index Trust	2,415,955		—
T. Rowe Price Stable Value Fund Sch E	2,371,055		—

American Depository Receipts of Allied Irish Banks, p.l.c.	—	*	1,537,051

*                    less than 5% at end of year

The Plan custodian was changed to T. Rowe Price effective January 1, 2005. In connection with the change, holdings in MTB Funds were liquidated on December 31, 2004 and were invested in T. Rowe Price Funds on January 3, 2005.

For the years ended December 31, 2005 and 2004, the Plan’s investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
ADR’s of Allied Irish Banks, p.l.c.	$2,250	$708,026
Common collective trust funds	118,940	(165,354)
Mutual funds	692,598	863,015
Total	$813,788	$1,405,687

(4)                     Risks and Uncertainties

The Plan offers a number of investment options consisting of ADR’s of Allied Irish Banks, p.l.c. and a variety of investment funds, some of which are common collective trust funds and mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Employer, which invests in ADR’s of Allied Irish Banks, p.l.c.

(5)                     Related Party Transactions (Parties-in-Interest)

Certain Plan investments are shares of ADR’s of Allied Irish Banks, p.l.c. Allied Irish Banks, p.l.c. is the Plan Sponsor and the ultimate Parent of the Bank.

Certain investments of the Plan are shares of funds managed by T. Rowe Price. T. Rowe Price is a recordkeeper and a trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan paid $1,325 administrative expenses to T. Rowe Price in 2005.

(6)                     Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated November 4, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)                     Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants’ accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

Supplemental Schedule

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2005

Identity of issue		Description of investment	Number of Shares/Units	Current Value
*	American Depository Receipts of
	Allied Irish Banks, p.l.c.	Common stock equivalents	16,038	$ 688,991

*	T. Rowe Price Retirement 2005 Fund	Mutual fund	50,698	551,083
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	83,625	1,218,419
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	878	49,905
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	4,448	13,727
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	17,924	205,583
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	71,766	1,183,430
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	6,749	78,420
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	2,065	34,223
	Harbor International Fund	Mutual fund	46,876	2,311,915
	Artisan Mid Cap	Mutual fund	1,423	43,992
*	T. Rowe Price Retirement Income Fund	Mutual fund	11,962	149,052
	Lord Abbett Mid Cap Value	Mutual fund	8,613	193,020
	Royce Micro-Cap	Mutual fund	5,226	83,094
	Pimco Total Return Admin	Mutual fund	49,541	520,182
*	T. Rowe Price Extended Equity Market Index	Mutual fund	9,739	140,919
*	T. Rowe Price Growth Stock Fund	Mutual fund	40,629	1,153,878
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	44,320	1,454,139
	Vanguard Windsor II Fund	Mutual fund	73,198	2,293,298
				11,678,279

*	T. Rowe Price Stable Value Fund Sch E	Common trust fund	2,371,055	2,371,055
*	T. Rowe Price Equity Index Trust	Common trust fund	67,466	2,415,955
				4,787,010

*	Participant Loans	17 loans to participants with interest rates of 5.00% to 11.50% with maturities up to 10 years
				241,001
				$17,395,281

*                    Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.